Exhibit (c)(13)

May 24, 2007

Tribune Company Board of Directors

435 North Michigan Ave

Chicago, IL 60611

Ladies and Gentlemen:

Valuation Research Corporation (“VRC”) has been engaged to perform certain financial advisory services in connection with a contemplated multi-step purchase transaction involving Tribune Company (“Tribune” or the “Company”). Tribune will be taken private through a two-step process involving a newly formed Tribune employee stock ownership plan (the “ESOP”) and investments by EGI-TRB, L.L.C. (“EGI-TRB”), a limited liability company owned by Samuel Zell (“Zell”).

The first step will involve (i) the purchase by EGI-TRB of newly issued common stock (the “Common Stock”) from the Company for $34.00 per share, for an aggregate purchase price of $50 million in cash, and an exchangeable note for a purchase price of $200 million in cash (collectively, the “Step One EGI-TRB Purchase”); (ii) the purchase by the ESOP of newly issued Common Stock from the Company for $28.00 per share, for an aggregate purchase price of $250 million, which will be paid for by a note to the Company (the “ESOP Purchase”); (iii) the borrowing by the Company of debt of approximately $7.0 billion through a $5.5 billion Term Loan B Tranche and a $1.5 billion  New Term Loan X Tranche ($750 million of New Term Loan X matures 18 months after the date of the initial draw and the remaining $750 million matures 24 months after the date of the initial draw) (the “Step One Debt Financing”); (iv) the purchase by the Company from its stockholders of up to 126 million shares of Common Stock at $34.00 per share, equaling approximately $4.3 billion (the “Step One Common Stock Purchase”); (v) the refinancing of existing debt of approximately $2.8 billion (the “Step One Debt Refinancing”); (vi) the roll-over of certain existing debt of approximately $2.4 billion (the “Step One Debt Roll-Over”) and (vii) the payment of financing and other transaction fees of approximately $152 million (the “Step One Fees”). The Step One EGI-TRB Purchase, the ESOP Purchase, the Step One Debt Financing, the Step One Common Stock Purchase, the Step One Debt Refinancing, the Step One Debt Roll-Over, and the Step One Fees are collectively referred to as the “Step One Transactions.”

The second step will involve (i) the borrowing by the Company of additional debt of approximately $4.2 billion (the “Step Two Debt Financing”); (ii) the repayment by the Company of the exchangeable note acquired by EGI-TRB in the Step One EGI-TRB Purchase (the “Step Two Repayment”); (iii) the closing of the merger (the “Merger”) in which all of the remaining Common Stock, other than shares held by the ESOP (but including shares held by EGI-TRB), will be converted into the right to receive $34 per share (plus 8% annualized accretion starting January 1, 2008, if the Merger has not closed by then), for an aggregate of approximately $4.3 billion; (iv) the purchase by EGI-TRB from the Company of a subordinated note for $225 million, and the purchase by EGI-TRB from the Company of a 15-year warrant, for a purchase price of $90 million, which gives EGI-TRB the right to acquire shares of Common Stock representing 40% of the economic interest in the equity of the Company at an initial aggregate exercise price of $500 million, increasing by $10 million per year for the first 10 years to a maximum aggregate exercise price of $600 million (collectively, the “Step Two EGI-TRB Purchase”); (v) the roll-over of certain existing debt of approximately $9.1 billion (the “Step Two Debt Roll-Over”); (vi) the payment of cash distributions triggered by a change of control of approximately $104 million (the “Step Two COC Payments”); (vii) the payment of financing and other transaction fees of approximately $120 million (the “Step Two Fees”); (viii) the election of an S-Corporation status following the Merger (the “S-Corp Election”) and (ix) the sale of the Chicago Cubs and interest in Comcast SportsNet Chicago, which may occur before or after the closing of the Merger (the “Cubs/Comcast Sale”). The Step Two Debt Financing, the Step Two Repayment, the Merger, the Step Two EGI-TRB Purchase, the Step Two Debt Roll-Over, the Step Two COC Payments, the Step Two Fees, the S-Corp Election and the

Cubs/Comcast Sale are collectively referred to as the “Step Two Transactions.” The Step One Transactions and Step Two Transactions are collectively referred to as the “Transactions.”

In connection with the Step One Transactions, the Company has requested VRC’s written opinion (the “Opinion”), as to the solvency and capital adequacy of Tribune, on a consolidated basis immediately after and giving effect to the consummation of the Step One Transactions, including whether each of the tests of solvency and capital adequacy defined hereinafter is satisfied. The Opinion is rendered on the basis of consummation only of the Step One Transactions and does not address consummation of the Step Two Transactions, which may be the subject of a separate opinion at the request of the Company at a future date.  For purposes of the Opinion, the following terms are defined:

Fair Value - The amount at which the aggregate or total assets of the subject entity (including goodwill) would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act.

Present Fair Saleable Value - The amount that may be realized by a willing seller from a willing buyer if the subject entity’s aggregate or total assets (including goodwill) are sold with reasonable promptness.

Does Not Have Unreasonably Small Capital - This phrase relates to the ability of the subject entity to continue as a going concern and not lack sufficient capital for the businesses in which it is engaged, and will be engaged, as management has indicated such businesses are now conducted and are proposed to be conducted.

Stated Liabilities - The recorded liabilities of the subject entity as presented on the most recent balance sheet provided to VRC. Stated Liabilities exclude the New Financing.

New Financing - The indebtedness incurred, assumed or guaranteed by the subject entity in connection with the Step One Transactions.

Identified Contingent Liabilities - The reasonably estimated contingent liabilities that may result from, without limitation, threatened or pending litigation, asserted claims and assessments, environmental conditions, guaranties, indemnities, contract obligations, uninsured risks, purchase obligations, taxes, and other contingent liabilities as identified and explained to VRC by the Company in terms of their nature, expected timing and estimated dollar amount by responsible officers of the Company. Because Identified Contingent Liabilities are estimates of responsible officers of the Company, VRC expresses no opinion as to the completeness or propriety of such items or amounts. Except for the Identified Contingent Liabilities, VRC assumes that there are no hidden, unapparent, or unexpected conditions or circumstances (contingent or otherwise) that could affect the operating or financial conditions of the Company and accepts no responsibility for discovering any such conditions or circumstances. VRC advises the Company, however, after discussion with management with respect thereto, and based on its inquiries and its experience in reviewing such liabilities, (i) that VRC has no reason to believe that Identified Contingent Liabilities are materially understated, (ii) that VRC has reason to believe that it would be unreasonable for VRC to utilize such estimates in the course of its analysis, and (iii) that nothing has come to VRC’s attention suggesting that material contingent liabilities have not been identified or disclosed.

VRC makes no representation as to the legal sufficiency for any purpose of the above definitions. Such definitions are used solely for setting forth the scope of the Opinions.

In rendering the Opinion, VRC conducted such reviews, analyses and inquiries reasonably deemed necessary or appropriate under the circumstances. Among other things, VRC has:

•                  Attended a Board of Directors meeting on May 9, 2007 in Chicago, Illinois;

•                  Reviewed the Company’s amendment to the Tender Offer that was filed with the Securities and Exchange Commission on May 10; 2007;

•                  Reviewed the Company’s Form 10-Q for the quarter ended April 1, 2007;

•                  Reviewed the Company’s Form 10-K for the period ended December 31, 2006;

•                  Reviewed the Company’s Form 8-K filed on April 05, 2007;

•                  Reviewed internal interim financial statements for the period ended April 1, 2007;

•                  Reviewed the Company’s un-audited balance sheet for April 1, 2007;

•                  Reviewed a Company memorandum dated May 11, 2007 titled Financing Update;

•                  Reviewed the ESOP Transaction Model dated April, 2007, titled “2/8/07 — 2007 Revised Operating Plan Case” (the “Base Forecast Model”), subsequently updated for the revised terms of the Step One Debt Financing;

•                  Reviewed the ESOP Transaction Model dated April, 2007, titled “2/8/07 — Pub Ad Rev -2% and B&E OCF Flat Case” (the “Downside Forecast Model”);

•                  Reviewed the draft of the Confidential Information Memorandum for Public Investors, dated April 16, 2007;

•                  Reviewed the Draft of the Summary of Terms and Conditions of the Senior Secured Credit Facilities, the Incremental Credit Facility, and the Senior Unsecured Bridge Facility dated April 13, 2007;

•                  Reviewed the Credit Agreement, dated as of May 17, 2007, by and among Tribune Company, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Merrill Lynch Capital Corporation, as syndication agent, Citicorp North America, Inc., Bank of America, N.A. and Barclay’s Bank plc, as co-documentation agents, and J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Banc of America Securities LLC, as joint lead arrangers and joint bookrunners;

•                  Reviewed the Company’s revised organizational structure that describes the revised collateral package for the Transactions as of May 7, 2007;

•                  Reviewed the Company’s Offer to Purchase, dated April 25, 2007, and the related Schedule TO dated the same date;

•                  Reviewed the Company’s summary of the Participating Hybrid Option Note Exchangeable Securities (“PHONES”);

•                  Reviewed the PHONES Debt Offering Prospectus dated March 31, 1999;

•                  Obtained a written representations from responsible officers of the Company that there are approximately $97.1 million of Identified Contingent Liabilities;

•                  Obtained a written representations from responsible officers of the Company that there have not been any material adverse changes in the assets or liabilities of Tribune between April 1, 2007 and the date hereof, that may materially affect, without limitation, Tribune’s business operations or condition;

•                  Obtained a written representations from responsible officers of the Company that the Base Forecast Model provided to VRC reflect Management’s best estimates, and are reasonable and obtainable based on Management’s involvement and understanding of the business operations, its markets, the strategic vision, the competitive landscape, and regulatory and economic trends;

•                  Reviewed the presentation titled “Tribune April 2007”, which was presented to VRC on April 5, 2007;

•                  Reviewed the Rating Agency presentation dated March 2007;

•                  Reviewed the presentation titled “Zell Proposal — Sources and Uses and PF Capitalization” dated April 1, 2007;

•                  Reviewed BIA Financial, “Investing in Television Market Report”, 4th edition, 2006 for the Company’s Broadcasting operations;

•                  Reviewed BIA Financial, “Investing in Radio Market Report”, 3rd edition, 2006 for the Company’s Broadcasting operations;

•                  Reviewed the NAB / BCFM Television Financial Report — 2006 edition for the Company’s Broadcasting operations;

•                  Reviewed current research reports prepared by Thomson Financial and Morgan Stanley for the Company’s Broadcasting operations;

•                  Reviewed current research reports prepared by Wachovia Capital, UBS, Bear Stearns, JPMorgan, Deutsche Bank, Citigroup, Credit Suisse, and Morgan Stanley for the Publishing Operations;

•                  Reviewed current Standard & Poor’s Industry Surveys: Publishing Operations;

•                  Reviewed audited financial statements for Television Food Network, G.P. (“TV Food Network”) for the years ended December 31, 2004 through 2005;

•                  Reviewed internal income statements for 2006 and budgeted income statements for 2007 for TV Food Network;

•                  Reviewed Agreement of General Partnership for TV Food Network;

•                  Reviewed the analyst reports, press releases, and public filings of various companies operating in the cable industry;

•                  Reviewed internal income statements for 2006 and budgeted income statements for 2007 for Comcast SportsNet;

•                  Reviewed the Amended and Restated LLC Agreement for Comcast SportsNet;

•                  Reviewed various financial statements for the periods December 31, 2001 through 2006 for CareerBuilder.com (“CareerBuilder”);

•                  Reviewed forecasted income statements for the periods December 31, 2007 through 2009 for CareerBuilder;

•                  Reviewed other internal operating and financial data for the periods between 2004 and 2006 relating to unique visitors, sell thru rates, and pricing and volume for CareerBuilder;

•                  Reviewed the Amended and Restated LLC and Affiliate Agreements for CareerBuilder;

•                  Reviewed various financial statements and forecasts for the periods December 31, 2001 through 2007 for Classified Ventures.com (“Classified Ventures”);

•                  Reviewed the LLC Agreement and First Amendment to LLC Agreement for Classified Ventures;

•                  Reviewed various historical financial statements for other Tribune equity investments, including ShopLocal, Topix.net, and Legacy.com;

•                  Reviewed various LLC, Affiliate, and Stockholder Agreements for ShopLocal, Topix.net, and Legacy.com;

•                  Reviewed 2006 valuation report for Topix.net

•                  Reviewed various financial statements for the periods for the December 31, 2005 through September 30, 2006 for Quetzel/J.P. Morgan L.P.;

•                  Reviewed memo relating to low income housing credits;

•                  Reviewed various other schedules and workbooks from the data room;

•                  Developed indications of value for the Company, the operating divisions and the equity interests of Tribune using generally accepted valuation methodology;

•                  Performed a cash flow and debt repayment analysis for the Company;

•                  Reviewed the industries in which the Company operates, which included a review of (i) certain research of the industries in which the Company operates, (ii) certain publicly traded companies deemed comparable to the Company and (iii) certain mergers and acquisitions involving businesses deemed comparable to the Company;

•                  Held discussions and multiple meetings with certain members of the Company’s management team with respect to the past, present, and future operating and financial conditions of the Company, among other subjects;

•                  Conducted such other reviews, analyses and inquiries and considered such other economic, industry, market, financial and other information and data deemed appropriate by VRC.

In conducting its review and analysis, and as a basis for arriving at the Opinion, VRC utilized methodologies, procedures, and considerations deemed relevant and customary under the circumstances. VRC also considered its assessment of general economic, industry, market, financial and other conditions and its experience as a valuation advisor in general.

VRC has assumed that the Company will be able to refinance debts when they mature and that it will not make acquisitions or dispositions other than those assumed during the forecast period based on the financial forecasts provided.

VRC further assumed that the Step One Transactions will be consummated in accordance with the terms and conditions set forth in the Base Forecast Model, term sheets, or Step One Transactions agreements provided to VRC and that the Company is in compliance, and will remain in compliance, in all material respects with any and all applicable laws, rules or regulations of any and all legal or regulatory authorities.

In rendering the Opinion, VRC assumed and relied upon, without independent verification, the accuracy and completeness of all information, data and other material (including, without limitation, the Base Forecast Model and the Downside Forecast Model) furnished or otherwise made available by the Company to VRC, discussed with or reviewed by VRC with the Company, or publicly available, and VRC did not assume any responsibility for independently verifying such information, data or other materials. In addition, VRC assumed and relied upon, without independent verification, that the Base Forecast Model and the Downside Forecast Model have been reasonably and prudently prepared and therefore reflect the best currently available estimates and judgments of management as to the expected future financial performance of the Company.  In connection with its review of the  Base Forecast Model and Downside Forecast Model, VRC advises the Company, after discussion with management with respect thereto, that nothing has come to VRC’s attention to lead VRC to believe that it was unreasonable for VRC to utilize and rely upon such financial forecasts, projections, information and data.

VRC used the same valuation methodologies in determining Fair Value and Present Fair Saleable Value. Notwithstanding the use of Fair Value and Present Fair Saleable Value, VRC did not and will not initiate any discussions with, or solicit any indications of interest from, any third parties with respect to the Company. VRC has not performed any appraisals or valuations of specific assets or liabilities of the Company and has not made and will not make any physical inspection, evaluation or appraisal of any specific assets or liabilities. VRC has made various judgments and estimates it considers reasonable and appropriate under the circumstances are made by VRC in the determination of Fair Value and Present Fair Saleable Value, no assurance can be given by VRC that the sale price which might ultimately be realized in any actual transaction, if and when effected, will be at the amount VRC believes to be Fair Value or Present Fair Saleable Value. VRC has not considered the amount of any transaction expenses, other than the Step One Fees, that may be payable by the Company in any future transaction in determining Fair Value and Present Fair Salable Value.

The Opinion does not address (i) the relative risks or merits of the Transactions or any other business strategies or transaction alternatives that may be available to the Company; (ii) the underlying business decisions of the Company to consummate the Transactions; (iii) any specific legal, tax, accounting, or financial reporting matters related to or associated with the Company or the Transactions or (iv) the fair value of the Company under any state or federal laws relating to appraisal or similar rights. The Opinion is in no way given as an indication as to the fairness of the Transaction to any stockholder or any other stakeholder of the Company and should not be construed as investment advice in any manner whatsoever.

The Opinion and any other financial advice, written or oral, rendered by VRC is intended solely for the benefit and use of the Company Board of Directors. The Company’s officers may also rely on the Opinion. The Company agrees that the Opinion and advice may not be disclosed publicly or made available to third parties without the prior written consent of VRC, except that the Opinion may, if required, be included in their entirety in any filing with the Securities and Exchange Commission made by the Company in connection with the Transactions, with an appropriate disclaimer that the Opinion is intended solely for the benefit and use of the Company Board of Directors and the Company’s officers.

With respect to the solvency of the Company, the Opinion is only valid for the capital structure of the Company immediately after and giving effect to the consummation of the Step One Transactions, and will not be valid for any subsequent business acquisition, dividend, share repurchase, debt or equity financing, recapitalization, restructuring or other actions or events not specifically referred to in either the Step One Transactions. Furthermore, the Opinion does not represent an assurance, guarantee, or warranty that the Company will not default on any of its debt obligations or other liabilities in either the Step One Transactions or Step Two Transactions, nor does the Opinion provide any assurance, guarantee, or warranty that any covenants, financial or otherwise, associated with any financing will not be breached in the future.

The Opinion is necessarily based on economic, industry, market, financial and other conditions and circumstances as they exist and to the extent they can be evaluated by VRC as of the date hereof. In particular, this Opinion does not address the economic, industry, market financial and other conditions that may exist at the time of consummation of the Step Two Transactions. The Opinion can only be relied upon by the parties to whom it is addressed and the officers of the Company and as of the date hereof. Neither all nor any part of the Opinion should be disclosed publicly or made available to third parties without prior written consent of VRC, such consent not to be unreasonably withheld or delayed, except as may otherwise be provided in the Solvency Engagement Letter between VRC and the Company dated April 11, 2007 or required by law or by a court of competent jurisdiction.

VRC will not conduct or provide contingent liability assessments of any kind, so that the Opinion will not reflect any contingent liabilities whatsoever unless such contingent liabilities are identified in writing and explained to VRC in terms of their nature, estimated timing and estimated dollar amount by responsible officers of the Company.

Because any contingent liabilities considered including, without limitation, Identified Contingent Liabilities, would be estimates of responsible officers of the Company, VRC has no duty to determine and will express no opinion as to the completeness, reasonableness or propriety of such items.

VRC is being retained by the Company under this agreement as an independent contractor, and it is understood and agreed that this agreement does not create a fiduciary relationship between VRC and the Company Board of Directors and/or and each prospective lender under the contemplated credit facilities or other indebtedness.

VRC has not been involved in the structuring, documentation or negotiation of the Transactions and has not, other than the delivery of the Opinion and its review and analysis undertaken in connection therewith as described herein, provided any financial advisory or investment banking services to the Company related to or associated with the Transactions.

In its normal course of business, VRC is regularly engaged to provide financial opinions with respect to valuation, solvency, capital adequacy and fairness in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations and financings.

Based on the foregoing, and in reliance thereon, VRC expresses the following Opinion:

➢              Immediately before giving effect to the consummation of the Step One Transactions, each of the Fair Value and Present Fair Saleable Value of the aggregate assets (including goodwill) of Tribune exceeds its liabilities (including Stated Liabilities and the Identified Contingent Liabilities);

➢              Immediately after and giving effect to the consummation of the Step One Common Stock Purchase, each of the Fair Value and Present Fair Saleable Value of the aggregate assets (including goodwill) of Tribune will exceed its liabilities (including the Stated Liabilities, the Identified Contingent Liabilities and the New Financing), and such excess is in an amount that is not less than the capital of the Company (as determined pursuant to Section 154 of the DGCL);

➢              As of the date hereof, immediately after and giving effect to the consummation of the Step One Transactions, Tribune will be able to pay its debts (including the Stated Liabilities, the Identified Contingent Liabilities and the New Financing), as such debts mature or otherwise become absolute or due; and

➢              As of the date hereof, immediately after and giving effect to the consummation of the Step One Transactions, Tribune Does Not Have Unreasonably Small Capital.

Respectfully submitted,

VALUATION RESEARCH CORPORATION

Engagement Number: 50004214